INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 14, 2023

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”) on behalf of the AXS Knowledge Leaders ETF

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Deborah O’Neal of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 29, 2023, regarding Post-Effective Amendment No. 390 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on October 13, 2023, relating to the AXS Knowledge Leaders ETF (the “Fund”), a newly-created series of the Trust.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment filing that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

The Registrant notes that the Fund’s ticker symbol will be changed from KLDW to KNO.

GENERAL

1.	Please incorporate comments given on the Registrant’s registration statement on Form N-14 (the “Form N-14 Registration Statement”) as applicable.

Response: The Registrant confirms that comments given on the Form N-14 Registration Statement have been incorporated, as applicable.

SUMMARY SECTION

Fees and Expenses

1.	Please provide the Fund’s completed fee table and example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fee table and example are as follows:

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Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and the example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.75%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual fund operating expenses[1]	0.75%

[1]	“Other expenses” are estimated for the current fiscal year Actual expenses may differ from estimates.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years	5 Years	10 Years
$77	$240	$417	$930

Principal Investment Strategies

2.	The fifth paragraph of the third paragraph states “[t]he methodology then applies the advisor’s “knowledge leaders” screen, a proprietary, quantitative process used to measure a company’s intangible-adjusted financial history for knowledge and innovation intensity, financial strength, and profitability.” Please discuss how the advisor quantifies or the metrics used to measure knowledge and innovation intensity, financial strength and profitability.

Response: The Registrant has revised the sentence as follows:

The methodology then applies the advisor’s “knowledge leaders” screen, a proprietary, quantitative process used to measure a company’s intangible-adjusted financial history for knowledge and innovation intensity, financial strength, and profitability, based on certain criteria, including among others, a company’s investment in research and development, overall balance sheet quality, earnings growth consistency, and operating cash flows.

3.	To the extent the Fund focuses in particular geographical areas or sectors, provide specific detail in the principal investment strategies and risks.

Response: The Fund’s geographic and sector weightings are a function of the global distribution of highly innovative firms in which the Fund intends to invest. It is anticipated that the Fund will be invested significantly in securities of U.S., European and Japanese issuers. From a sector standpoint, it is anticipated that the Fund will not allocate more than 25% of its assets to any sector. The Registrant has revised the disclosure as follows:

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From time to time, the Fund may have a significant portion of its assets invested in a specific sector or geographical areas, including Japan, Europe and the U.S.

The current disclosure under “Geographic Investment Risk” discusses the risks associated with investing in Japan, Europe and the U.S.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

4.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Item 9 disclosure.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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